Listed on the Toronto Stock Exchange:CBD

    Cumberland Resources

#906 - 595 Howe Street

Vancouver, BC  V6C 2T5

Phone:     604 608-2557

Fax:          604 608-2559

Website:  www.cumberlandresources.com

Email:      cumberland@telus.net

News Release 02-17

October 23, 2002

New Gold Deposit Emerges at Meadowbank

CUMBERLAND RESOURCES LTD. (CBD-TSX) (the "Company") reports that a new gold deposit, called the PDF deposit, has been outlined at the Company's 100% owned Meadowbank gold project in Nunavut, Canada.  Located 10 km north of the Company's Vault gold deposit, the new PDF deposit is open for expansion in several directions.  The discovery of the deposit is one result of a $6.5 million, 2002 work program, designed to maximize gold resources and ready the Meadowbank project for a final feasibility study. Additional results from infill drilling at the Vault deposit are pending.

"This has been an outstanding season of exploration and engineering at Meadowbank.  The discovery of the PDF deposit marks the sixth gold deposit outlined on a property in which approximately 70% of the land has yet to be drill tested," remarked Kerry Curtis, Interim President.  "Meadowbank is now one of the most prolific gold belts in the America's with extensive exploration potential remaining and large, well defined, open pittable resources ready to enter the feasibility process."

Cumberland is well financed with approximately $12 million in working capital and is positioning itself to become North America's next mid-tier level gold producer by advancing the Meadowbank project to production.

PDF Emerges as the Sixth Gold Deposit at Meadowbank

Surface mineralization was discovered at the PDF by prospecting in 1999. Surface (grab) samples, taken at the time, outlined a discontinuous, mineralized trend of approximately 250 m in length consisting of pyritic, quartz veins and stringers hosted in an oxide facies iron formation (see map).

In 2000 six, wide-spaced, shallow drill holes tested the 250 m length of surface mineralization.  All holes intersected mineralization with the most encouraging drill hole (PDF00-05) returning 7.11 g/t gold over 2.55 m at 20 m below surface.  From July to September 2002 a follow-up program consisting of an additional 18 holes (drilled mainly on 50 m spacings – see map) tested the PDF zone. Results received from the first 16 drill holes are as follows:

News Release 02-17

Page Two

PDF Deposit - 2002 Drilling

HOLE	LOCATION	FROM (m)	TO (m)	INTERVAL (m)	GRADE (Au) g/t
*PDF02-07	1950E	4900N	NSV
*PDF02-08	1900E	4970N	8.50	9.10	0.60	5.85
*PDF02-09	2000E	4975N	10.60	14.00	3.40	1.19
*PDF02-10	2125E	4950N	NSV
*PDF02-11	2000E	4925N	30.14	30.80	0.66	14.80
		And	33.76	37.86	4.10	18.99
		Incl	33.76	34.34	0.58	80.00
		And	45.88	48.12	2.24	4.45
*PDF02-12	2000E	4885N	45.95	51.77	5.82	2.82
		Incl	48.26	51.77	3.52	4.01
PDF02-13	2050E	4905N	38.44	47.90	9.46	4.45
		Incl	40.25	43.01	8.68	10.84
PDF02-14	2085E	4880N	49.27	50.53	1.26	16.75
PDF02-15	2050E	4855N	55.32	56.81	1.49	1.65
PDF02-16	2000E	4835N	60.69	63.20	2.51	18.82
PDF02-17	2085E	4980N	NSV
PDF02-18	2085E	4927N	33.45	38.48	5.03	1.95
PDF02-19	2050E	4805N	NSV
PDF02-20	2000E	4785N	74.85	79.84	4.99	4.64
PDF02-21	2125E	4860N	55.60	57.63	2.03	1.86
PDF02-22	1950E	4850N	57.23	61.05	3.82	4.08

*previously released

Drilling across the summer has traced mineralization from surface to approximately 70 m at depth (200m down dip) in the new deposit. To date, deposit geometry and mineralization controls appear similar to the Vault deposit, located 10km to the south. The PDF deposit remains open for expansion both at depth and along strike.  Plans for continued exploration and expansion of the PDF deposit will be announced in early 2003.

Continuous Milestones from Meadowbank's 2002 Work Program

The discovery of the PDF deposit is just one achievement in a year of continuous milestones for the Meadowbank project including:

•

Discovery of the near surface Connector Zone, adding to the resource potential of the Third Portage and North Portage deposits and allowing the Company to consider the possibility of continuous open pit mining over 1.85 km  encapsulating the North Portage, Third Portage and Bay Zone gold deposits.

•

Expansion of the Vault deposit resource at depth, with an intersection containing *16.09 g/t over 4.9 m in hole VLT02-051. The deposit remains open for further expansion.

News Release 02-17

Page Three

•

Infill drilling of the Vault open pit deposit in preparation for reserve definition and the outlining of new shallow high grade zones  (*11.57 g/t over 12.83 m at 40 m below surface in hole VLT02-85 and 14.07g/t over 10.55 m in Hole VLT02-64 ) at the deposit.

•

Completion of accelerated environmental baseline studies which have readied the project for environmental impact analysis and the commencement of the mine development permitting process.

•

Enhanced metallurgical and geotechnical studies also preparing the project for upcoming feasibility studies.

*previously released

In 2002, expenditures of approximately $6.5 million at Meadowbank have included 16,000 m of diamond drilling with an additional 142 drill holes to the project.  To date, over 550 drill holes now define the six, near surface gold deposits at the Meadowbank project.

Meadowbank was ranked the third largest gold resource in Canada in 2001 with five closely spaced, near surface, gold deposits totaling:

Meadowbank Project Resources (MRDI Canada, 2001)

Measured and Indicated (7,775,000 t grading 5.79 g/t) Inferred (10,937,000 t grading 4.44 g/t) Total	1,447,300 oz. gold 1,561,200 oz. gold 3,008,000 oz. gold

Economic studies completed in January 2002 (Preliminary assessment by consulting engineers MRDI Canada - see News Release NR02-02), using a production rate of 246,000 oz. per year, generated estimated total cash costs of $US168/oz gold over a mine life of 8.3 years with 85% of production from open pit designs.  The 2002 field program was designed to delineate and expand resources to meet an extended mine life. In mid-October of 2002 the Company announced the commencement of final feasibility studies on the Meadowbank Project (see News Release NR02-16).

Cumberland Resources Ltd., listed on the Toronto Stock Exchange, holds interests in two advanced stage gold projects in Nunavut, Canada:  Meadowbank (100%) and Meliadine West (22% carried).   Cumberland is well financed and is positioning itself to become North America's next mid-tier gold producer by advancing the Meadowbank project to production.

For further information, please contact Mr. Kerry Curtis, Interim President and C.E.O.

CUMBERLAND RESOURCES LTD.

News Release 02-17

Page Four

R. Brian Alexander, P.Geo. is the Project Manager and designated Q.P. for the Meadowbank Project.  Mr. Alexander has managed the project since 1997 and supervises drill hole planning, implementation and quality control/quality assurance programs.  Drill core analysis is performed on split core with standard fire assay procedures and AA finish.  QA/QC programs employ random insertion of four internal standards, field duplicates and blank samples. Gravimetric analysis is performed on any sample yielding greater than 1 g/t gold in fire assay. Primary assaying is performed by IPL Laboratories, of Vancouver. ALS Chemex Labs of Vancouver provides external reference assaying.

Cautionary Note: The preliminary assessment is preliminary in nature, includes inferred mineral resources that are considered too speculative geologically to have the economic considerations applied to them that would enable them to be categorized as mineral reserves and there is no certainty that the preliminary assessment will be realized. The production forecast used in the Preliminary Assessment includes approximately 5.9 million tonnes of Inferred Mineral Resource, or 41% of the total forecast.  In compliance with National Instrument 43-101, the Company has issued a Technical Report which is available at www.sedar.com for review.

All resource estimates reported in this disclosure are calculated in accordance with the Canadian National Instrument 43-101 and the Canadian Institute of Mining and Metallurgy Classification system. These standards differ significantly from the requirements of the United States Securities and Exchange Commission, and resource information reported in this disclosure may not be comparable to similar information reported by United States Companies. The terms "Resource(s)'' does not equate to "reserves'' and normally may not be included in documents filed with the Securities and Exchange Commission ."Resources'' are sometimes referred to as "mineralization'' or "mineral deposits''.

Certain statements in this News Release constitute "forward-looking statements" within the meaning of the Private Securities Litigation's Reform Act of 1995.  Such forward looking statements involve risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance of achievements expressed or implied by such forward-looking statements